Exhibit (a)(1)(H)

RedPrairie Commences Tender Offer to Acquire JDA Software

November 15, 2012, Atlanta, GA – RedPrairie today announced that its affiliate, RP Crown Acquisition Sub LLC, has commenced a cash tender offer to purchase all outstanding common shares of JDA Software Group, Inc. (NASDAQ: JDAS). As previously announced on November 1, 2012, entities affiliated with RedPrairie and JDA entered into a definitive merger agreement under which an affiliate of RedPrairie would acquire all outstanding shares of JDA common stock for $45.00 per share, in a transaction valued at approximately $1.9 billion.

Following the successful closing of the tender offer, shareholders of JDA will receive $45.00 in cash for each common share of JDA validly tendered and not properly withdrawn in the offer, without interest and less any required withholding taxes.

Affiliates of RedPrairie are filing with the Securities and Exchange Commission (SEC) today a tender offer statement on Schedule TO, including an Offer to Purchase and related Letter of Transmittal, setting forth in detail the terms of the tender offer. Additionally, JDA is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the JDA Board of Directors by unanimous vote that JDA’s shareholders accept the tender offer and tender their shares.

The tender offer is scheduled to expire at 11:59 p.m., New York time, on December 13, 2012, unless extended in accordance with the merger agreement and applicable rules and regulations of the SEC. The tender offer and merger are subject to customary closing conditions, including the satisfaction of the minimum tender condition in the tender offer that at least 79% of JDA’s outstanding shares on a fully diluted basis be tendered, and clearance from antitrust regulatory authorities.

The Information Agent for the tender offer is MacKenzie Partners. JDA shareholders who need additional copies of the tender offer statement and related materials or who have questions regarding the offer should contact the Information Agent toll-free at (800) 322-2885.

Greenhill & Co. is serving as financial advisor to RedPrairie and dealer manager for the tender offer, and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel. Credit Suisse also served as a financial advisor to RedPrairie.

RedPrairie Contact Information:

Brunswick Group

Shahed Larson / Charlotte McCrum

+1 (212) 333-3810

About RedPrairie

For more than 35 years, RedPrairie’s best-of-breed supply chain, workforce and all-channel retail solutions have put commerce in motion for the world’s leading companies. Installed in over 60,000 customer sites across more than 50 countries, RedPrairie solutions adapt to help ensure visibility and collaboration between manufacturers, distributors, retailers and consumers. RedPrairie is prepared to meet its customers’ current and future demands with multiple delivery options, flexible architecture and 24/7 technical and customer support. For a world in motion, RedPrairie is commerce in motion.

To learn more about how RedPrairie solutions can optimize your inventory, improve employee productivity or increase sales, visit RedPrairie.com or email info@redprairie.com.

RedPrairie is a registered trademark of RedPrairie Corporation. © 2012 RedPrairie Corporation. All Rights Reserved. Other product and service names mentioned herein are the trademarks of their respective owners.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy the outstanding shares of common stock of JDA Software Group, Inc. (“JDA”) is being made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials filed by RP Crown Acquisition Sub, LLC (“Purchaser”), a direct wholly-owned Delaware subsidiary of RP Crown Parent, LLC, with the U.S. Securities and Exchange Commission (SEC) on November 15, 2012. JDA has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on November 15, 2012. The tender offer statement (including the offer to purchase, related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials have been or will be sent free of charge to all stockholders of JDA. Investors may also obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), may also be obtained for free by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885.

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